                                                                  EXHIBIT (a)(9)

                                  NEWS RELEASE

BRIGGS & STRATTON ANNOUNCES SELF-TENDER FOR UP TO 5.875 MILLION SHARES, DECLARES DIVIDEND AND REPORTS THIRD QUARTER RESULTS

     Milwaukee, April 16, 1997/PR Newswire/--Briggs & Stratton Corporation (NYSE:BGG), a Wisconsin Corporation, announced today that its board of directors has authorized the company to repurchase its common stock pursuant to a "dutch auction" self-tender offer. The self-tender will be for up to 5.875 million shares of the company's common stock. The tender offer price is expected to range from $43 to $51 per share in cash, subject to market and other customary conditions. The offer is expected to commence Tuesday, April 22, 1997 and will expire at 5:00 p.m., New York City time, on Tuesday, May 20, 1997, unless extended. On April 15, 1997, Briggs & Stratton shares closed at $42 3/4.

     The tender offer will be subject to various terms and conditions described in offering materials to be distributed to shareholders next week. Under the terms of the tender offer, Briggs & Stratton shareholders will be given the opportunity to specify prices within the company's stated price range at which they are willing to tender their shares. Upon receipt of tenders, Briggs & Stratton will determine a final price that enables it to purchase up to the stated amount of shares from those shareholders who agreed to sell at or below the selected purchase price. All shares purchased will be at the determined price. If more than 5.875 million shares are tendered at or below the purchase price, there will be a proration. The offer will not be contingent upon any minimum number of shares being tendered. Briggs & Stratton currently has 28,927,000 shares of common stock outstanding. The company indicated it intends to enter into a new credit facility with Bank of America NT&SA as agent to finance the tender offer and its seasonal working capital needs. The company intends to reduce borrowings under this credit facility pursuant to an expected $175 million offering of debt securities announced separately today.

     Neither the company nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares. Each shareholder must make the decision whether to tender shares and, if so, how many shares and at what price or prices shares should be tendered.

     Frederick P. Stratton, Jr., Chairman and Chief Executive Officer of Briggs & Stratton, said "We believe that the use of cash and borrowings to fund the dutch auction will result in an efficient capital structure for the company and is consistent with our long term goal of increasing shareholder value."

     Credit Suisse First Boston will serve as the dealer manager for the offer. Georgeson & Company Inc. will serve as the information agent.

     Briggs & Stratton Corporation also announced that its board of directors has authorized an increase in its regular quarterly dividend from Twenty-seven cents ($0.27) to Twenty-eight ($0.28) per share. The dividend is payable June 27, 1997 to shareholders of record at the close of business on June 5, 1997.

            RESULTS FOR THIRD QUARTER & NINE MONTHS FOR FISCAL 1997

     Sales and net income for the third quarter were 3% higher than for last year's third quarter. For the first nine months, sales were 4% lower and net income 12% lower. Engine unit shipments were 2% higher for the quarter but 7% lower for the nine months.

     Thanks to an early spring in the Southeast, the lawn and garden equipment selling season is off to a strong start. Retailers are reporting significant sales increases. Equipment manufacturers did not reach full production levels until the second half of the third quarter and will have to maintain peak levels well into May to meet strong demand from retailers. If favorable weather continues in the Southeast and spreads to the Midwest and Northeast, we should have a good fourth quarter. We believe that unit shipments for the full fiscal year will be up modestly
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despite being down 7% for the nine months. We will take a charge for the cost of an early retirement window in the fourth quarter, so reported earnings for the quarter and for the full year will be lower than they were last year.

                                          F.P. Stratton, Jr.
                                          Chairman and Chief Executive Officer

                         BRIGGS & STRATTON CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME

                                                              PERIODS ENDED MARCH
                                          ------------------------------------------------------------
                                                 THIRD QUARTER                    NINE MONTHS
                                          ----------------------------    ----------------------------
                                              1997            1996            1997            1996
                                              ----            ----            ----            ----
Net sales.............................    $475,955,000    $460,201,000    $937,350,000    $979,035,000
Income from Operations................      76,272,000      74,027,000      96,966,000     109,647,000
Income before provision for income
  taxes...............................      75,034,000      72,946,000      93,466,000     106,210,000
Net income............................      46,514,000      45,226,000      57,946,000      65,850,000
Per Share Data --
Net income............................           $1.60           $1.57           $2.00           $2.28
Shares outstanding....................      28,927,000      28,927,000      28,927,000      28,927,000

     Briggs & Stratton is the world's largest producer of air-cooled gasoline engines for outdoor power equipment.

     This release contains certain forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, the effects of weather on the purchasing patterns of the Company's customers and end use purchasers of the Company's engines; the seasonal nature of the Company's business; actions of competitors; changes in laws and regulations, including accounting standards; employee relations; customer demand; prices of purchased raw materials and parts; domestic economic conditions, including housing starts and changes in consumer disposable income; and foreign economic conditions, including currency rate fluctuations. Some or all of the factors are beyond the Company's control.

     /CONTACT: Robert H. Eldridge, Executive Vice President and Chief Financial Officer, Secretary-Treasurer, Briggs & Stratton Corporation 414-259-5333.